[redacted]

14048459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 51687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DZ Financial Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer — (212)745-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DZ Financial Markets LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REGINA CUMMINGS
Notary Public, State of New York
No. 01CU6132050
Qualified in New York County
Commission Expires August 22, 2017

Signature

PRESIDENT

Title

2/27/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DZ Financial Markets LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Member
DZ Financial Markets LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 27, 2014

DZ Financial Markets LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and Cash Equivalents	$ 3,999,391
Total assets	$ 3,999,391
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to Parent	$ 369,983
Accounts payable and accrued expenses	170,888
Total liabilities	540,871
Commitments and Contingencies	
Member's Equity	3,458,520
Total liabilities and Member's equity	$ 3,999,391

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Organization

DZ Financial Markets LLC (the "Company") is a wholly owned subsidiary of DZ BANK AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies that intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Significant Accounting Policies

Use of Estimates: The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant. As of December 31, 2013, the Company had $3,600,000 on deposit with a financial institution, an amount in excess of FDIC insurance coverage.

Income Taxes: The Company is a single-member limited liability company ("LLC") that has elected to be a disregarded entity for federal and state income tax purposes. As such, the results of operations are included on the income tax return of its Parent, which is responsible for all income taxes.

As an LLC, the Company's taxable income or loss is allocated to its Parent, the sole member of the Company. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements in order to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2010.

Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business. The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $369,983 are recorded as payable to Parent on the statement of financial condition.

The Company participates in a health plan with the Parent.

Note 4. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include certificates of deposit, term deposits, corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 4. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Certificate of deposit	$ 3,600,000	$ -	$ 3,600,000	$ -
Total	$ 3,600,000	$ -	$ 3,600,000	$ -

During 2013, there were no transfers between Level 2 and Level 3.

Note 5. Commitments and Contingencies

The Company was subject to a Class Action (the "Action") arising out of the issuance of various securities by a counterparty to a securities underwriting ("counterparty"). The complaint in the Action alleged that the Company underwrote, along with others, two offerings of the counterparty notes in September 2007. In addition to the Company, several other purported underwriters were named as defendants in the Third Amended Complaint. In December 2011, the group defendants, including the Company, and the plaintiffs agreed on a settlement which, except for exchange of documents, was finalized in 2012. In 2011, $4,159,266 was paid by the Company in connection with the agreed-upon settlement.

The Company also was subject to an individual action brought by The California Public Employees' Retirement System ("CalPERS") arising out of the same securities by the aforementioned counterparty. The CalPERS action has been dismissed for having been time barred three times. Once by the Southern Federal District Court of New York, followed by the same decision by the Second Circuit Court of Appeals which directed the case back to the original court, which again affirmed its prior ruling.

Nonetheless, CalPERS has asked the presiding judge to enter into a "partial final verdict" so they can fight the decision of the Second Circuit Court of Appeals to again file suit against the defendants. The judge has declined this request, even though the defendants have not opposed CalPERS request. The defendants, which includes the Company, are convinced that CalPERS will ultimately be unsuccessful in its pursuit. As the defendants' position, that CalPERS failed to file its suit within the time frame set by the statutes of limitations, has been affirmed in the different judicial verdicts, in 2013, the Company reversed the reserve that had been recorded in previous years, in the amount of $490,734.

Note 6. Regulatory Requirements

The Company, as a registered broker-dealer and member of FINRA, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital and excess net capital of $3,458,520 and $3,358,520, respectively. The ratio of aggregate indebtedness to net capital was .16 to 1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.